September 8, 2011

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gabriel Eckstein
Mary Beth Breslin
Russell Mancuso

Re:	API Technologies Corp.
Registration Statement on Form S-3/A
File No. 333-174398

Acceleration Request

Requested Date:	September 8, 2011
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, API Technologies Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3/A (File No. 333-174398) (the “Registration Statement”), be declared effective on the “Requested Date” and at the “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Bradley L. Finkelstein of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Bradley L. Finkelstein of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 493-9300. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Bradley L. Finkelstein via facsimile at (650) 493-6811.

Securities and Exchange Commission

Re: API Technologies Corp.

September 8, 2011

Please direct any questions or comments regarding this acceleration request to Bradley L. Finkelstein at (650) 493-9300.

Sincerely,

API TECHNOLOGIES CORP.

By:	/s/ Brian R. Kahn
Brian R. Kahn
Chief Executive Officer

cc:	Bradley L. Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation